Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                February 15, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 863
              Zacks Income Advantage Strategy Portfolio, Series 16
                              File No. 333-178550

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 Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversations on February 14, 2012 regarding the amended registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 863, filed with the Securities and Exchange Commission (the "Commission") on February 3, 2012. The registration statement offers the Zacks Income Advantage Strategy Portfolio, Series 16 (the "Trust"). This letter serves to respond to your questions and comments concerning the Security Selection and Hypothetical Performance Information sections of the registration statement.

SECURITY SELECTION
------------------

     1. PLEASE DISCLOSE WHETHER THE "PROPRIETARY RESEARCH DATABASE" MENTIONED IN THE FIRST PARAGRAPH UNDER "SECURITY SELECTION" IS PUBLICLY AVAILABLE.

     Response: The proprietary research database used by Zacks & Company ("Zacks") is not publicly available. It is only available by subscription.


     2. PLEASE ADD THE WORD "ONLY" TO THE SECOND SENTENCE OF THE THIRD PARAGRAPH UNDER "SECURITY SELECTION" AFTER THE WORDS "THESE SECURITIES INCLUDE."

     Response: The disclosure has been revised as requested.


     3. CLOSED-END FUND SEGMENT - PLEASE CLARIFY THE LAST SENTENCE OF THE LAST BULLET POINT. IN PARTICULAR, PLEASE PROVIDE A BETTER DESCRIPTION OF HOW THE SECURITIES WILL BE WEIGHTED AND THE DEFINITION OF AGGREGATE DIVIDEND YIELD. PLEASE REVISE SIMILAR BULLET POINTS IN THE OTHER SEGMENTS.

     Response: The referenced bullet point has been revised and reads as follows:

     "Then, select the 15 closed-end funds with the highest dividend yield as of the Security Selection Date, where dividend yield is defined as a fund's annual dividend divided by its market price per share. Add together each of the 15 closed-end funds' dividend yields to determine the aggregate dividend yield ("Aggregate Dividend Yield") of the Closed-End Fund Segment. Weight the 15 closed-end funds based on their individual contribution to the Aggregate Dividend Yield of the Closed-End Fund Segment. For example, if the Aggregate Dividend Yield of the Closed-End Fund Segment is 50%, a Closed-End Fund with a dividend yield of 5% will have a weighting equal to 5% of 50%, or 10% of the Closed-End Fund Segment. The Closed-End Fund Segment will make up 10% of the trust portfolio."

The defined term "Aggregate Dividend Yield" is then employed in the description of the weighting process for the remaining asset segments.

     4. COMMON STOCK/ADR SEGMENT - PLEASE ADD THE WORD "COMMON" BEFORE "STOCKS/ADRS" IN THE SECOND BULLET POINT.

     Response: The disclosure has been revised as requested.


HYPOTHETICAL PERFORMANCE INFORMATION
------------------------------------

     5. IN THE FIRST PARAGRAPH, PLEASE GIVE AN EXAMPLE OF THE DATE FOR THE SELECTION OF SECURITIES FOR A GIVEN YEAR.

     Response: The disclosure has been revised to add the following phrase: ", for example, the Strategy stocks for 2002 were selected by applying the Strategy as of December 31, 2001" before the parenthetical in the third sentence under "Hypothetical Performance Information."


     6. IN THE FIFTH BULLET POINT, PLEASE EXPLAIN WHY THE TRUST MAY NOT BE FULLY INVESTED AT ALL TIMES OR WEIGHTED IN ALL SECURITIES ACCORDING TO THE TRUST'S SECURITY SELECTION STRATEGY AT ALL TIMES.

     Response: The disclosure has been revised so that the fifth bullet point reads as follows: "The trust may not be fully invested at all times or weighted in all securities according to the Strategy at all times. This may happen because the trust may purchase additional securities to create units and such purchases may not exactly replicate the portfolio. In addition, the trust may sell securities to pay expenses, meet redemptions or to protect the trust and the sale of such securities may cause the trust to vary from the Strategy."

     7. IN THE SIXTH BULLET POINT, PLEASE EXPLAIN WHY SECURITIES ARE OFTEN PURCHASED OR SOLD AT PRICES DIFFERENT FROM THE CLOSING PRICES USED IN BUYING AND SELLING UNITS.

     Response: Securities may be purchased or sold by the trust at prices different from the closing prices used in buying and selling units because units are purchased or sold at the end of the day using the net asset value at the close of the New York Stock Exchange whereas securities may be purchased or sold throughout the day. The disclosure has been revised to read "Securities may be purchased or sold by the trust at prices different from the closing prices used in buying and selling units."

     8. PLEASE ADD THE WORD "HYPOTHETICAL" AT THE BEGINNING OF THE FIRST BULLET POINT UNDER "HYPOTHETICAL PERFORMANCE INFORMATION," AT THE BEGINNING OF THE HEADING FOR "COMPARISON OF TOTAL RETURN" AND AT THE BEGINNING OF THE HEADING FOR "COMPARISON OF AVERAGE ANNUAL RETURN."

     Response: The disclosure has been revised as requested.


     9. PLEASE DISCLOSE THE SOURCE OF THE INFORMATION IN THE "COMPARISON OF TOTAL RETURN" TABLE AND WHETHER THIS INFORMATION IF PUBLICLY AVAILABLE.

     Response: The source of information for the hypothetical strategy returns in the Comparison of Total Return table is Zacks & Company. The information used to determine these returns is described in the Security Selection section and is publicly available with the exception of the energy sector classification of the Oil & Energy Companies/Royalty Trusts. The source of information for the S&P 500 Index total returns is Standard & Poor's Financial Services LLC.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren